











Third Quarterly Report

Nine months ended October 31, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis that follows is based on the reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on earnings before net interest of the manufacturing segments, income taxes and discontinued operations (EBIT) as well as earnings before income taxes and discontinued operations (EBT). These earnings measures do not have a standardized meaning prescribed by GAAP and are therefore not readily comparable to similar measures presented by other corporations.

HIGHLIGHTS OF THE QUARTER

- On September 15, 2003, the Corporation received an order from SkyWest Airlines for 30 Bombardier* CRJ700* aircraft, for a total value of approximately $1.2 billion.
- On October 31, 2003, the Corporation completed the sale of its Military Aviation Services (MAS) unit for net proceeds of $85.1 million US ($112.3 million), generating a gain of $97.5 million.
- The reduction in the wind-down portfolios under management is proceeding as planned at Bombardier Capital (BC). These portfolios were reduced by $1.0 billion, or 29.4%, during the third quarter of the current fiscal year.
- On August 27, 2003, $400.0 million US of public asset-backed securities were issued in connection with BC's inventory finance receivable portfolios.

HIGHLIGHT SUBSEQUENT TO QUARTER-END

- On December 2, 2003, the Corporation signed a sale and purchase agreement with respect to the sale of its recreational products segment. On August 27, 2003, the Corporation announced that it had reached an agreement in principle to sell its recreational products business for an aggregate purchase price of $1,225.0 million, subject to certain price adjustments, for a net purchase price of $1,075.0 million. As a result of further negotiations between the Corporation and the purchaser, the net purchase price has been reduced by an amount of $115.0 million, primarily due to the continued appreciation of the Canadian dollar relative to the U.S. dollar, which adversely affects the value of the recreational products business. Consequently, the revised net purchase price stipulated in the agreement is $960.0 million, of which $910.0 million will be paid in cash, and $50.0 million will be paid by the issuance of preferred shares of the purchaser's parent company. As customary for such transactions, cash proceeds will be impacted at closing by adjustments for variations in working capital, pension plan funding and other off-balance sheet items. These are currently estimated to be in the range of $160.0 million in favor of the purchaser. The transaction is expected to close during the current fiscal year and is subject to the completion of the purchaser's committed financing, obtaining the consent of governmental authorities and fulfilment of other customary conditions.


BOMBARDIER

BOMBARDIER

Experience the Extraordinary

EFFECT OF EXCHANGE RATE FLUCTUATIONS

The Corporation is exposed to exchange rate fluctuations, mainly arising from the U.S. dollar and the euro. During the first nine months of fiscal year 2004, the Canadian dollar strengthened compared to the U.S. dollar and the euro. The main impact of these fluctuations on the interim consolidated financial statements was to reduce the balance sheet items as at October 31, 2003, denominated in U.S. dollars, mainly in the aerospace and BC segments, and in euros, mainly in the transportation segment. The reductions arise mainly from the translation to the Canadian dollar of the balance sheet items of self-sustaining foreign operations, whose functional currency is the U.S. dollar or the euro and have no impact on the results of operations.

In addition, the fiscal year's three- and nine-month periods ended October 31, 2003 average exchange rates of the euro versus the Canadian dollar increased compared to those of corresponding periods of the preceding year, whereas the average exchange rates of the U.S. dollar decreased for the same periods. Accordingly, the results of operations of the euro self-sustaining foreign operations translated in Canadian dollars, mainly in the transportation segment, were positively impacted, while the results of the U.S. self-sustaining operations, mainly in the aerospace and BC segments, were negatively impacted.

The Corporation uses foreign exchange contracts to manage currency risk arising from transactions in foreign currencies, mainly the U.S. dollar and the euro. The terms of the foreign exchange contracts typically extend for periods of 12 to 24 months. Therefore exchange rate fluctuations will impact the results of operations with a similar time lag.

The exchange rates used to translate items denominated in U.S. dollars and in euros were as follows:

		Balance sheets
	As at October 31, 2003	As at January 31, 2003
U.S. dollar	**1.3197**	1.5290
Euro	**1.5320**	1.6421

				Income statements
	Three months ended October 31, 2003	Three months ended October 31, 2002	**Nine months ended October 31, 2003**	Nine months ended October 31, 2002
U.S. dollar	**1.3615**	1.5738	**1.4055**	1.5682
Euro	**1.5461**	1.5423	**1.5775**	1.4699

CONSOLIDATED RESULTS

The results of operations, cash flows and financial position of Bombardier Recreational Products are reported as discontinued operations. The results of operations of the recreational products segment are presented retroactively as a single line item in the Corporation's interim consolidated statements of income.

Consolidated revenues amounted to $4.7 billion for the three-month period ended October 31, 2003, compared to $4.9 billion for the same period last year, for a 3.8% decrease. For the nine-month period ended October 31, 2003, consolidated revenues decreased by 2.0% to $14.9 billion, compared to $15.3 billion for the same period last year. These decreases are mainly due to lower revenues in the aerospace segment.

EBIT reached $301.9 million for the three-month period ended October 31, 2003, compared to $238.7 million for the same period last year. The increase in EBIT is due to higher EBIT achieved in the aerospace segment, mainly as a result of the $97.5-million ($72.3 million after tax or $0.04 per share) gain on the sale of MAS, partially offset by lower EBIT in the transportation and BC segments. EBIT for the nine-month period ended October 31, 2003 was $657.6 million, compared to $642.7 million for the same period last year. EBIT for the nine-month period ended October 31, 2003 benefited from special items of $45.1 million ($37.8 million after tax or $0.02 per share) and EBIT for the nine-month period ended October 31, 2002 included special charges of $211.4 million ($136.0 million after tax or $0.10 per share).

Net interest expense of the aerospace and transportation segments decreased to $39.2 million for the quarter ended October 31, 2003 from $44.3 million for the quarter ended October 31, 2002. The decrease in net interest

expense results mainly from lower average net assets and the issuance of 370 million Class B Shares (Subordinate Voting) in April 2003 for net proceeds of $1.2 billion. Year-to-date net interest expense totalled $121.8 million, compared to $114.1 million for the same period last year. This increase in net interest expense results from higher average net assets following the discontinuance of certain financing activities with BC in the first quarter of the current fiscal year, partially offset by the net proceeds from the issuance of the shares discussed above.

As a result, EBT for the three-month period ended October 31, 2003 was $262.7 million or 5.5% of revenues, compared to $194.4 million, or 3.9% of revenues, for the same period last year. EBT for the nine-month period ended October 31, 2003 was $535.8 million, or 3.6% of revenues, compared to $528.6 million, or 3.5% of revenues, for the same period last year.

The Corporation's income taxes for continuing operations totalled $90.3 million for the third quarter of the current fiscal year, compared to $64.9 million for the same period last year. The effective income tax rate for continuing operations for the three months ended October 31, 2003 was 34.4%, compared to 33.4% for the same period the previous year. Year-to-date income taxes for continuing operations amounted to $185.3 million, compared to $176.5 million for the corresponding period last year. The effective income tax rate for continuing operations for the nine months ended October 31, 2003 was 34.6%, compared to 33.4% for the same period the previous year. These increases are mainly due to higher effective tax rates in certain European jurisdictions in the current fiscal year, compared to the last fiscal year.

Income from continuing operations was $172.4 million, or $0.09 per share, for the third quarter of the current fiscal year, compared to $129.5 million, or $0.09 per share, for the third quarter last fiscal year. For the nine-month period ended October 31, 2003, income from continuing operations was $350.5 million, or $0.20 per share, compared to $352.1 million, or $0.24 per share, for the same period last year.

Income from discontinued operations totalled $12.4 million for the third quarter of the current fiscal year, compared to restated income (see note 1) of $51.5 million for the same period last year. Income from discontinued operations totalled $8.2 million for the nine months ended October 31, 2003, compared to restated income (see note 1) of $55.8 million for the nine months ended October 31, 2002. These decreases in income from discontinued operations are mainly attributable to a different product mix and from lower sales of parts and accessories. Discontinued operations generated revenues of $732.0 million for the three-month period ended October 31, 2003, compared to $722.4 million for the same period last year, and revenues amounted to $1.7 billion for each of the nine-month periods ended October 31, 2003 and 2002.

Net income was $184.8 million, or $0.10 per share, for the third quarter of the current fiscal year, compared to $181.0 million, or $0.13 per share, for the third quarter last fiscal year. On a year-to-date basis, net income totalled $358.7 million, or $0.20 per share, compared to $407.9 million, or $0.28 per share, for the same period last year.

As at October 31, 2003, the order backlog was $45.8 billion, compared to $48.1 billion as at July 31, 2003 and $44.4 billion as at January 31, 2003. The decrease in backlog for the three-month period ended October 31, 2003 is mainly due to the negative impact of the strengthening of the Canadian dollar compared to the U.S. dollar and the euro for approximately $1.6 billion. The increase in backlog for the nine-month period ended October 31, 2003 is due to the increase in the transportation segment backlog, partially offset by a decrease in the aerospace segment backlog and the negative impact of the strengthening of the Canadian dollar compared to the U.S. dollar and the euro for approximately $4.0 billion.

BOMBARDIER AEROSPACE

During the fiscal year ended January 31, 2003, the Corporation changed its method of accounting for the cost of sales of aircraft from the program accounting method to the average cost accounting method. In addition, non-recurring costs, including prototype design and development, which were previously deferred as inventory costs, are now accounted for as program tooling in property, plant and equipment. These changes in accounting policies were adopted retroactively with restatement of prior period financial statements, including the interim consolidated financial statements for the three- and nine-month periods ended October 31, 2002.

Bombardier Aerospace's segmented revenues amounted to $2.3 billion for the three-month period ended October 31, 2003, compared to $2.5 billion for the same period the previous year. This decrease is mainly due to lower deliveries of aircraft interiors, a lower volume of spare parts sales, lower sales of used aircraft and a lower effective exchange rate for the U.S. dollar, compared to the Canadian dollar, which had a negative impact of approximately $260.0 million, partially offset by higher deliveries of regional jets and a favourable mix of business aircraft deliveries. Segmented revenues amounted to $7.6 billion for the nine-month period ended October 31, 2003, compared to $7.9 billion for the same period last year. This decrease is mainly due to the continuing weakness of the business jet market, which resulted in lower business aircraft deliveries, including fractional ownership shares, lower deliveries of aircraft interiors and spare parts sales, and a lower effective exchange rate for the U.S. dollar, which had a negative impact of approximately $490.0 million. The decrease in revenues was partially offset by higher deliveries of regional jets.

EBIT for the third quarter ended October 31, 2003 was $216.0 million, or 9.2% of revenues, compared to EBIT of $118.7 million, or 4.7% of revenues, for the same period the previous year. EBIT for the third quarter ended October 31, 2003 was impacted by a gain of $97.5 million arising from the sale of MAS. In addition, EBIT for the third quarter ended October 31, 2003 reflected higher deliveries of regional jets offset by the continuing weakness in the business jet market and lower spare parts sales. EBIT for the nine-month period ended October 31, 2003 was $343.4 million, or 4.5% of revenues, compared to $322.7 million, or 4.1% of revenues, for the same period the previous year. EBIT for the nine-month period ended October 31, 2003 benefited from special items of $45.1 million and EBIT for the nine-month period ended October 31, 2002 was impacted by special charges of $211.4 million. Additionally, EBIT for the nine-month period ended October 31, 2003 was impacted by lower deliveries of business aircraft and lower volume of spare part sales, partially offset by higher deliveries of regional jets. The special items of $45.1 million for the nine-month period ended October 31, 2003 are the result of the sales of MAS and the Belfast City Airport, partially offset by severance and other involuntary termination costs totalling $55.8 million. The special charges of $211.4 million discussed above comprise $170.4 million recorded in connection with the write-down in the value of used aircraft as well as for additional provisions resulting from lower-than-anticipated sub-lease revenues on used turboprop aircraft, and $41.0 million recorded in connection with the final settlement of a lawsuit and a contractual dispute with a customer.

Net interest expense amounted to $44.0 million for the quarter ended October 31, 2003, compared to $68.9 million for the quarter ended October 31, 2002. For the nine months ended October 31, 2003, net interest expense totalled $154.1 million, compared to $189.6 million for the same period last year. These decreases in net interest expense are mainly attributable to lower average net assets.

As a result, EBT amounted to $172.0 million, or 7.4% of revenues, for the third quarter ended October 31, 2003, compared to EBT of $49.8 million, or 2.0% of revenues, for the same period last year. EBT for the nine months ended October 31, 2003 was $189.3 million, or 2.5% of revenues, compared to $133.1 million, or 1.7% of revenues, for the nine months ended October 31, 2002.

Bombardier Aerospace's firm order backlog totalled $14.8 billion as at October 31, 2003, compared to $16.0 billion as at July 31, 2003 and $18.7 billion as at January 31, 2003 (including $1.5 billion, $1.6 billion and $1.7 billion respectively for Defence Services). The reduction in the backlog for the three- and nine-month periods ended October 31, 2003 reflects higher deliveries versus orders received as well as a negative foreign exchange adjustment of approximately $0.9 billion and $1.9 billion respectively, relating to a lower exchange rate for the U.S. dollar compared to the Canadian dollar.

Business Aircraft

The deliveries detailed in the following table include the aircraft sold to customers of the North American Bombardier* Flexjet* program, which enables individuals or companies to purchase a share in a Bombardier business jet.

		Three months ended October 31,		Nine months ended October 31,
	2003	2002	**2003**	2002
Bombardier* Learjet* 31A	**1**	1	**2**	4
Bombardier Learjet 45	**4**	6	**16**	21
Bombardier Learjet 60	**2**	4	**9**	13
Bombardier* Challenger* 604	**7**	6	**17**	18
Bombardier* Global Express*	**1**	-	**6**	10
TOTAL	**15**	17	**50**	66

During the three- and nine-month periods ended October 31, 2003, business aircraft deliveries were lower than the corresponding periods last year as a result of the continued weak demand for business aircraft.

On October 16, 2003, Bombardier Aerospace announced the creation of integrated Bombardier Learjet and Challenger Series business aircraft manufacturing centres at the Wichita and Dorval facilities. As a result, final line activities and interior completions will be regrouped at the same site. Expected benefits include reduced production cycle times and inventory levels. The full integration of the manufacturing centres is expected to be completed by the first quarter of fiscal year 2006.

Bombardier Flexjet Program

As at October 31, 2003, the number of customers with a flight time entitlement decreased to 672 from 714 as at January 31, 2003, consistent with the continued weakness in the fractional aircraft ownership market. The Bombardier Flexjet program included 103 aircraft in service in North America as at October 31, 2003, compared to 110 aircraft as at January 31, 2003. This reduction reflects the lower customer base.

Regional Aircraft Deliveries

		Three months ended October 31,		Nine months ended October 31,
	2003	2002	**2003**	2002
Bombardier* CRJ200*	**37**	33	**110**	90
Bombardier CRJ700	**13**	12	**40**	29
Bombardier* CRJ900*	**2**	-	**6**	-
Bombardier* Q300*	**-**	4	**5**	8
Bombardier* Q400*	**2**	1	**6**	13
TOTAL	**54**	50	**167**	140

The increase in regional aircraft deliveries for the three- and nine-month periods ended October 31, 2003 reflects the important role regional aircraft continue to play in the restructuring of the U.S. carrier network.

Regional Aircraft Orders

			Three months ended October 31, 2003	Three months ended October 31, 2002
	Orders	**Cancellations**	**Net orders**	Net orders
Bombardier CRJ200	**1**	**(1)**	**-**	-
Bombardier CRJ700	**30**	**-**	**30**	2
Bombardier Q300	**1**	**-**	**1**	-
Bombardier Q400	**4**	**-**	**4**	4
TOTAL	**36**	**(1)**	**35**	6

	Orders	Cancellations	Nine months ended October 31, 2003 Net orders	Nine months ended October 31, 2002 Net orders
Bombardier CRJ200	61	(17)	44	30
Bombardier CRJ700	56	(21)	35	3
Bombardier* Q100/200*	1	-	1	-
Bombardier Q300	1	-	1	-
Bombardier Q400	21	-	21	4
TOTAL	140	(38)	102	37

Bombardier Aerospace received the following major orders during the nine-month period ended October 31, 2003:

- during the third quarter of the current fiscal year, from SkyWest Airlines for 30 Bombardier CRJ700 aircraft. Deliveries are scheduled to begin early in calendar year 2004 and continue through 2005;
- during the second quarter of the current fiscal year, from US Airways for 60 Bombardier CRJ200 and 25 Bombardier CRJ700 aircraft. The 85 firm orders include the transfer of 36 Bombardier* CRJ* firm orders held by GE Capital Aviation Services, for a net backlog increase of 49 aircraft. Deliveries are scheduled to begin in the fourth quarter of the current fiscal year; and
- during the first quarter of the current fiscal year, from FlyBe, a U.K. carrier, for 17 Bombardier Q400 turboprops. Deliveries began in the second quarter of the current fiscal year.

As at October 31, 2003, Bombardier Aerospace's firm order backlog, options and conditional orders for regional aircraft consisted of the following:

	Aircraft on firm order	Options and conditional orders or letters of agreement	Total
Bombardier CRJ200	183	844	1,027
Bombardier CRJ700	102	394	496
Bombardier CRJ900	18	62	80
Bombardier Q100/200	1	1	2
Bombardier Q300	4	25	29
Bombardier Q400	22	63	85
TOTAL	330	1,389	1,719

BOMBARDIER TRANSPORTATION

Bombardier Transportation's segmented revenues amounted to $2.3 billion for each of the three-month periods ended October 31, 2003 and 2002. Segmented revenues amounted to $7.1 billion for the nine-month period end October 31, 2003, compared to $7.0 billion for the nine-month period ended October 31, 2002. The effect of the strengthening of the average exchange rate of the euro compared to the Canadian dollar, which amounted to approximately $400.0 million for the nine-month period, was partially offset by a lower level of activities as a result of the timing of the completion and start-up of contracts.

EBIT amounted to $72.9 million, or 3.2% of revenues, for the third quarter ended October 31, 2003, compared to $82.1 million, or 3.6% of revenues, for the same period last year. This decrease is mainly due to the settlement of claims in the normal course of business, for approximately $25.0 million. EBIT for the nine-month period ended October 31, 2003 amounted to $258.1 million, or 3.7% of revenues, compared to $230.3 million, or 3.3% of revenues, for the nine-month period ended October 31, 2002. This increase in EBIT is mainly due to the strengthening of the average exchange rate of the euro compared to the Canadian dollar, which was partially offset by the settlement of claims discussed above.

Net interest income decreased to $4.8 million for the quarter ended October 31, 2003 from $24.6 million for the quarter ended October 31, 2002. Year-to-date net interest income amounted to $32.3 million, compared to $75.5 million for the same period last year. These decreases in net interest income are mainly attributable to an increase in average net assets as a result of a lower level of customer advances.

As a result, EBT amounted to $77.7 million, or 3.4% of revenues, for the third quarter ended October 31, 2003, compared to $106.7 million, or 4.7% of revenues, for the same period last year. EBT for the nine-month period ended October 31, 2003 amounted to $290.4 million, or 4.1% of revenues, compared to $305.8 million, or 4.4% of revenues, for the nine-month period ended October 31, 2002.

Bombardier Transportation's order backlog was as follows:

(billions of dollars)	**October 31, 2003**	July 31, 2003	January 31, 2003
Manufacturing operations	**$ 25.3**	$ 25.5	$ 19.8
Service businesses	**5.7**	6.6	5.9
TOTAL	**$ 31.0**	$ 32.1	$ 25.7

Order intake during the three-month period ended October 31, 2003 totalled $1.9 billion for a total of $14.5 billion on a year-to-date basis. The decrease in the value of the backlog as at October 31, 2003 compared to July 31, 2003 reflects a negative adjustment of approximately $0.7 billion relating to the weakening of the euro versus the Canadian dollar, and an excess of revenues over order intake of $0.4 billion. For the nine-month period ended October 31, 2003, the increase in the value of the backlog reflects an excess of order intake over revenues of $7.4 billion, partly offset by a negative adjustment of approximately $2.1 billion relating to the weakening of the euro versus the Canadian dollar.

During the first nine months of fiscal year 2004, Bombardier Transportation received the following major orders:

Client	**Product**	**Number of cars**	**Value (millions of dollars)**
Metronet for the London Underground (U.K.)	Supply of rolling stock, signalling, maintenance, refurbishing and project management	1,738	$ 7,930.0[1]
Kung Sing Engineering Corporation (Taiwan)	Electrical and mechanical works for a 15-km rapid transit system including vehicles	202	$ 729.0
Deutsche Bahn AG (Germany)	Double-deck passenger cars	233	$ 495.0
Transit Systems Development LLC (U.S.)	Extension of Las Vegas Resort Corridor Monorail system	20	$ 292.0
Deutsche Bahn AG (Germany)	60 four-car BR 423 regional trains	240	$ 227.0
Local Transport Authority of Lower Saxony (Germany)	Locomotives and double-deck passenger cars	8 locos, 40 cars	$ 212.0
Luxembourg Railways (Luxembourg)	Double-deck passenger cars	85	$ 195.0
Verkehrsbetriebe Zürich (Switzerland)	Bombardier* Cobra* trams	68	$ 194.0
Brussels Transport Authority (Belgium)	Bombardier* Flexity* Outlook trams	46	$ 191.0
Southern California Regional Rail Authority (U.S.)	Maintenance for Metrolink commuter rail fleet	-	$ 130.0
Swiss Federal Railways (SBB) (Switzerland)	Multi-system locomotives	18	$ 103.0

[1] Including $1.5 billion for maintenance.

BOMBARDIER CAPITAL

The following table presents total assets under management before allowance for credit losses:

(millions of dollars)	As at October 31, 2003			As at January 31, 2003		
	On-balance sheet	Off-balance sheet	Total	On-balance sheet	Off-balance sheet	Total
Continued portfolios						
Inventory finance	$ 2,335.6	$ -	$ 2,335.6	$ 2,953.6	$ -	$ 2,953.6
Commercial aircraft						
Interim financing	1,118.8	-	1,118.8	848.8	-	848.8
Long-term leasing	422.9	-	422.9	451.0	-	451.0
	1,541.7	-	1,541.7	1,299.8	-	1,299.8
Industrial equipment	93.2	-	93.2	115.2	-	115.2
Total continued portfolios	3,970.5	-	3,970.5	4,368.6	-	4,368.6
Wind-down portfolios						
Business aircraft						
Loans and finance leases	328.5	-	328.5	1,221.3	-	1,221.3
Used aircraft	393.3	-	393.3	815.0	-	815.0
	721.8	-	721.8	2,036.3	-	2,036.3
Receivable factoring	-	-	-	1,039.4	-	1,039.4
Railcar leasing	51.4	891.0	942.4	61.1	1,017.8	1,078.9
Manufactured housing	326.7	-	326.7	434.1	-	434.1
Consumer finance	212.4	78.7	291.1	342.3	138.0	480.3
Other	120.9	17.3	138.2	233.8	40.5	274.3
Total wind-down portfolios	1,433.2	987.0	2,420.2	4,147.0	1,196.3	5,343.3
TOTAL	$ 5,403.7	$ 987.0	$ 6,390.7	$ 8,515.6	$ 1,196.3	$ 9,711.9

During the third quarter of current fiscal year, the Corporation sold a significant portion of BC's business aircraft loans and finance leases portfolio for $339.0 million US ($475.0 million) at the carrying value of the asset sold. The payment of an amount of $42.4 million US ($56.0 million) is conditional upon the performance of the portfolio sold. This amount is presented in Other assets on the balance sheet.

Assets under management before allowance for credit losses amounted to $6.4 billion as at October 31, 2003, compared to $9.7 billion as at January 31, 2003. This 34.2% decrease is primarily due to the continued reduction of the wind-down portfolios, particularly the receivable factoring and business aircraft portfolios, as well as a decline in the inventory finance portfolios, partially offset by an increase in the commercial aircraft interim financing portfolio. The strengthening of the Canadian dollar compared to the U.S. dollar also contributed for an amount of approximately $1.0 billion, or 10.4%, to the decrease in assets under management.

Average assets under management amounted to $6.6 billion for the quarter ended October 31, 2003, compared to $11.2 billion for the quarter ended October 31, 2002. For the nine-month period ended October 31, 2003, average assets under management amounted to $7.7 billion, compared to $11.6 billion for the same period last year. These decreases are mainly due to the reduction in the wind-down portfolios, particularly the receivable factoring and business aircraft portfolios, and the strengthening of the Canadian dollar compared to the U.S. dollar.

For the third quarter ended October 31, 2003, BC's segmented revenues amounted to $141.9 million, or 2.2% (8.7% on an annualized percentage basis) of average assets under management, compared to $234.6 million, or 2.1% (8.4% on an annualized percentage basis) for the third quarter ended October 31, 2002. For the nine-month period ended October 31, 2003, segmented revenues were $531.8 million, or 6.9% (9.2% on an annualized percentage basis) of average assets under management, compared to $648.9 million, or 5.6% (7.5% on a annualized percentage basis) of average assets under management for the same period last year. The decreases in revenues are mainly due to the reduction in the wind-down portfolios and a stronger Canadian dollar compared to the U.S. dollar. These decreases were partially offset by a higher spread for the three- and nine-month periods of the current fiscal year compared to the corresponding periods last year. In addition, for the nine-month period ended October 31, 2003 compared to the corresponding period last year, by additional revenues from the securitized floorplan receivable portfolios, which were accounted for off-balance sheet for the first four months of the preceding fiscal year.

BC's EBT amounted to $13.0 million, or 9.2% of revenues, for the quarter ended October 31, 2003, compared to an EBT of $37.9 million, or 16.2% of revenues, for the same period last year. EBT for the nine months ended October 31, 2003 was $56.1 million, or 10.5% of revenues, compared to $89.7 million, or 13.8% for the nine months ended October 31, 2002. These decreases in EBT are mainly due to the decrease in net margin (defined as revenues less interest expense, depreciation of assets under operating leases and foreign exchange losses) from the wind-down portfolios, partially offset by a decrease in non-interest expenses. The decrease in EBT as a percentage of revenues for the three-month period ended October 31, 2003 compared to the same period last year is mainly due to a decrease in other income. The decrease in EBT as a percentage of revenues for the nine-month period ended October 31, 2003 compared to the same period last year results mainly from the inventory finance portfolio, which was accounted for off-balance sheet for the first four months of the last fiscal year as well as a decrease in other income.

The loan-to-value ratio of the third-party business aircraft loans and finance leases portfolio was 98.9% as at October 31, 2003, compared to 95.1% as at July 31, 2003 and 92.3% as at January 31, 2003. This variation results from a decline in the underlying aircraft values.

BC services manufactured housing portfolios in public securitization vehicles amounting to $1.6 billion as at October 31, 2003 ($2.1 billion as at January 31, 2003).

FINANCIAL POSITION

Bombardier

Consolidated assets for the manufacturing segments amounted to $19.9 billion as at October 31, 2003, compared to $20.8 billion as at January 31, 2003.

Inventories are presented net of the related advances and progress billings on contracts and programs. However, advances and progress billings in excess of related costs, determined on a contract-by-contract basis, are reported as liabilities.

Total inventories as at October 31, 2003 were $5.7 billion, compared to $5.3 billion as at January 31, 2003, for an increase of $412.0 million. Advances and progress billings in excess of related costs, shown as liabilities, amounted to $3.1 billion as at October 31, 2003, compared to $3.8 billion as at January 31, 2003. Total advances and progress billings amounted to $7.3 billion as at October 31, 2003, compared to $8.4 billion as at January 31, 2003. These variations are mainly related to the transportation segment and are due to the timing of work performed versus advances received on new contracts, partially offset by the strengthening of the Canadian dollar compared to the euro and the U.S. dollar, which had a net impact of approximately $265.0 million.

Property, plant and equipment amounted to $4.8 billion as at October 31, 2003, compared to $5.2 billion as at January 31, 2003, for a decrease of $463.7 million. This decrease results mainly from the disposals of property, plant and equipment for $124.1 million, depreciation exceeding additions to property, plant and equipment as well as the weakening of the U.S. dollar and the euro compared to the Canadian dollar, for approximately $220.0 million.

Accounts payable and accrued liabilities amounted to $7.1 billion as at October 31, 2003, compared to $8.5 billion as at January 31, 2003. This decrease of $1.4 billion is mainly due to a lower level of activities, as well as the weakening of the euro and the U.S. dollar compared to the Canadian dollar, for approximately $450.0 million.

Long-term debt as at October 31, 2003 decreased by $443.0 million, compared to January 31, 2003, mainly due to repayments of $178.0 million and the weakening of the U.S. dollar, the sterling pound and the euro compared to the Canadian dollar, for approximately $280.0 million.

In April 2003, the Corporation issued 370 million Class B Shares (Subordinate Voting) at a price of $3.25 per share, for total net proceeds of $1.2 billion.

Deferred translation adjustment included in Shareholders' equity was a debit amount of $235.7 million as at October 31, 2003, compared to a credit amount of $157.1 million as at January 31, 2003. This change results mainly from the strengthening of the Canadian dollar compared to the U.S. dollar and the euro.

BC

On-balance sheet finance receivables and assets under operating leases before allowance for credit losses amounted to $5.4 billion as at October 31, 2003, compared to $8.5 billion as at January 31, 2003. This decrease is mainly due to the continued reduction in the wind-down portfolios and a decrease in the inventory finance portfolio. It also arose from a stronger Canadian dollar relative to the U.S. dollar, which had an impact of approximately $850.0 million.

Long-term debt as at October 31, 2003 decreased by $868.3 million, compared to January 31, 2003, mainly due to the repayment of long-term debt for $973.2 million and the weakening of the U.S. dollar, which had an impact of $460.2 million, partially offset by the issuance of $565.1 million of long-term debt.

BC's financial leverage, determined as the ratio of on- and off-balance sheet debt to Shareholders' equity and subordinated debt from Bombardier was 4.3 to 1 as at October 31, 2003 and 6.5 to 1 as at January 31, 2003.

CASH FLOW INFORMATION

Bombardier

Cash flows from operating activities amounted to $178.0 million for the third quarter ended October 31, 2003, compared to $123.7 million for the third quarter ended October 31, 2002, for a year-over-year change of $54.3 million. The higher cash flows from operating activities are mainly due to an improvement in net changes in non-cash balances related to operations. For the nine-month period ended October 31, 2003, cash flows used in operating activities amounted to $1.7 billion compared to $553.3 million for the same period last year. The change of $1.1 billion is mainly due to the impact of lower factoring of receivables and higher used business aircraft inventory totalling $1.2 billion, following the discontinuance of certain financing activities with BC, a reduction in accounts payable and a decrease in total advances received in the transportation segment, partially offset by a lower level of investment in inventory as a result of a lower level of activities.

Net investment in property, plant and equipment was $98.7 million for the third quarter ended October 31, 2003, compared to $148.1 million for the third quarter ended October 31, 2002. On a year-to-date basis, net investment in property, plant and equipment was $201.0 million, compared to $422.4 million for the same period last year. These reductions are due to higher proceeds on the sale of property, plant and equipment as well as lower capital expenditures, mainly in the aerospace segment.

As a result, Bombardier's free cash flows, defined as cash flows from operating activities less additions to property, plant and equipment net of disposals, amounted to $79.3 million for the third quarter of the current fiscal year, compared to a use of $24.4 million for the third quarter of last year. For the nine-month period ended October 31, 2003, free cash flows used amounted to $1.9 billion, compared to a use of $975.7 million for the same period last year.

Investing activities in the third quarter of the current fiscal year included net proceeds of $112.3 million relating to the sale of MAS.

BC's net payments to Bombardier in connection with advances amounted to $312.9 million in the third quarter ended October 31, 2003, compared to $293.4 million for the corresponding period last year. On a year-to-date basis, BC's net payments amounted to $572.3 million, compared to $150.1 million for the same period last year.

Cash flows used in financing activities amounted to $479.0 million for the third quarter ended October 31, 2003, compared to cash flows provided by financing activities of $505.4 million for the third quarter ended October 31, 2002. The change is mainly due to a decrease in short-term borrowings of $429.4 million during the third quarter of the current fiscal year, compared to an increase of $576.2 million for the corresponding period last year. For the nine-month period ended October 31, 2003, cash flows from financing activities amounted to $1.0 billion, compared to $2.1 billion for the same period last year. Cash flows from financing activities in the current fiscal year reflect the net proceeds of $1.2 billion from the issuance of 370 million Class B Shares (Subordinate Voting), the repayment of long-term debt and lower dividend payments. Cash flows from financing activities for the first nine months of the previous year reflect the issuance of $890.4 million of long-term debt, $227.6 million from the issuance of 9.4 million Series 4 Cumulative Redeemable Preferred Shares and a $1.2 billion increase in short-term borrowings.

As a result of the above items, as well as Bombardier Recreational Products' cash and cash equivalents, Bombardier's short-term borrowings less cash and cash equivalents amounted to $124.5 million as at October 31, 2003, compared to cash and cash equivalents less short-term borrowings of $361.0 million as at January 31, 2003.

BC

Cash flows from operating activities amounted to $67.9 million for the third quarter ended October 31, 2003, compared to $317.8 million for the third quarter of the previous year. For the nine-month period ended October 31, 2003, cash flows from operating activities amounted to $151.3 million, compared to $467.9 million for the same period last year. The lower cash flows from operating activities for both periods result mainly from a decrease of net changes in non-cash balances related to operations, primarily accounts receivable and accounts payable.

Cash flows used in investing activities amounted to $436.8 million for the third quarter ended October 31, 2003, compared to $739.3 million for the third quarter of the previous year. Cash flows used in investing activities for the three-month period ended October 31, 2003 reflect mainly the $312.9 million net change of advances to Bombardier. For the nine-month period ended October 31, 2003, cash flows provided by investing activities amounted to $978.6 million, compared to cash flows used in investing activities of $110.2 million for the same period last year. Cash flows from investing activities in the nine-month period ended October 31, 2003 reflect a net decrease in finance receivables and assets under operating leases of $2.0 billion, mainly due to the continued reduction in the wind-down portfolios, partially offset by the net change of advances to Bombardier for $572.3 million and deposits made in connection with a derivative transaction entered into for term-debt management.

Cash flows from financing activities amounted to $31.7 million for the third quarter ended October 31, 2003, compared to $483.5 million for the third quarter ended October 31, 2002. The variation is mainly due to an increase in short-term borrowings of $47.8 million in the third quarter ended October 31, 2003 compared to an increase in short-term borrowings of $512.2 million in the third quarter ended October 31, 2002. For the nine-month period ended October 31, 2003, cash flows used in financing activities amounted to $1.4 billion, compared to $177.7 million for the same period last year. Cash flows used in financing activities for the nine-month period ended October 31, 2003 reflect the repayment of long-term debt and short-term borrowings of $973.2 million and $952.0 million respectively, partially offset by the issuance of long-term debt for $565.1 million.

As a result of the above items, BC's cash and cash equivalents amounted to $24.7 million as at October 31, 2003, compared to $301.2 million as at January 31, 2003.

CAPITAL RESOURCES

Total committed credit facilities were $7.4 billion for Bombardier and $2.0 billion for BC, of which $2.0 billion and $981.5 million respectively, were available as at October 31, 2003. Of these credit facilities, 62% have maturities of two years or more. Taking into consideration $400.2 million of cash and cash equivalents, the Corporation had a total of $3.3 billion of short-term capital resources as at October 31, 2003. On July 9, 2003, Bombardier renewed the 364-day portion of its European credit facility. This facility, totalling €560.0 million, replaces the €600.0 million facility, which matured in July 2003. On September 9, 2003, the Corporation renewed the 364-day portion of its North American credit facility. This facility, totalling $730.0 million, replaces the $750.0 million facility, which matured in September 2003.

Total availability under Bombardier's lines of credit decreased by $185.9 million during the third quarter ended October 31, 2003, and cash and cash equivalents decreased by $1.1 million, for a net decrease in short-term capital resources of $187.0 million. This decrease was mainly due to an increase in the amount of letters of credit issued under Bombardier credit facilities and a translation adjustment arising from the weakening of the euro compared to the Canadian dollar, partially offset by the net change of advances to Bombardier and free cash flows generated during the quarter. On a year-to-date basis, Bombardier's availability under lines of credit decreased by $1.4 billion, and cash and cash equivalents decreased by $366.3 million, for a net decrease in short-term capital resources of $1.7 billion. This net decrease results mainly from free cash flows used during the nine-month period ended October 31, 2003, an increase in the amount of letters of credit issued under Bombardier credit facilities, a translation adjustment arising from the weakening of the euro compared to the Canadian dollar and the repayment of long-term debt, partially offset by the net proceeds of $1.2 billion from the

issuance of 370 million Class B Shares (Subordinate Voting) during the first quarter of the current fiscal year and the net change of advances to Bombardier.

BC's availability under lines of credit decreased by $1.2 billion during the third quarter ended October 31, 2003, and cash and cash equivalents decreased by $331.5 million, for a net decrease in short-term capital resources of $1.5 billion. This net decrease results mainly from the non-renewal of two 364-day revolving facilities of $470.0 million and $400.0 million US ($546.0 million) respectively, in accordance with BC's expected future requirements, which matured in September 2003, the net change of advances to Bombardier amounting to $312.9 million as well as a translation adjustment arising from the weakening of the U.S. dollar compared to the Canadian dollar, partially offset by cash flows from operating activities. On a year-to-date basis, BC's availability under lines of credit decreased by $361.4 million and cash and cash equivalents decreased by $276.5 million, for a net decrease in short-term capital resources of $637.9 million. This net decrease results from the factors discussed above and the repayment of long-term debt amounting to $973.2 million, partially offset by cash flows from the continued reduction in the wind-down portfolios.

In March 2003, the Corporation entered into amendment agreements with its lenders under Bombardier's two main syndicated credit facilities, providing that the ratio of Bombardier's total debt, defined essentially as short-term borrowings and long-term debt less subordinated debt and cash and cash equivalents to Bombardier's total capitalization (total debt as defined, plus shareholders' equity and subordinated debt) must not exceed 60% as at October 31, 2003 and 50% as at January 31, 2004 and thereafter at each quarter end. As at October 31, 2003, the Corporation was in compliance with this financial covenant.

The Corporation considers that its current credit facilities and expected capital resources will enable the implementation of its planned investment programs, development of new products, support of the growth of its activities, payment of dividends and all other expected financial requirements.

CREDIT EVENTS

Certain of the Corporation's financial commitments include provisions that could become effective in the event of the Corporation undergoing rating downgrades.

A rating downgrade below investment grade could result in the reimbursement of customer advances amounting to $198.8 million in the aerospace segment. In addition, the Corporation may be required to repurchase at fair value ($34.7 million as at October 31, 2003) the call option related to the Putable/Callable notes due in 2013, should the call holder elect early termination. The Putable/Callable notes amounting to $395.9 million ($300.0 million US) would become repayable at the next coupon reset date (May 31, 2004), immediately following such a downgrade.

Certain securitization agreements include provisions that could require the wind-down of securitization conduits from normal course collection in the event of a rating downgrade, which may require the Corporation to replace these sources of financing. A rating downgrade could result in the wind-down of $200.0 million of BC securitization conduits ($115.0 million outstanding as at October 31, 2003). Also, a rating downgrade below investment grade could result in the wind-down of $263.9 million ($200.0 million US) of Bombardier securitization conduits ($39.9 million outstanding as at October 31, 2003).

Moody's Investor Services, Standard and Poor's, Fitch Ratings Inc. and Dominion Bond Rating Service Ltd. have all affirmed their credit ratings of the Corporation as of August 2003.

FORWARD-LOOKING STATEMENTS
This report includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, climatic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's annual report for the year ended January 31, 2003 under the heading Risks and Uncertainties in the Management's Discussion and Analysis section.

All amounts mentioned in this report are in Canadian dollars, unless otherwise stated.
* Trademark(s) of Bombardier Inc. or its subsidiaries.

Bombardier Inc., 800 René-Lévesque Blvd. West, Montréal, Québec, Canada H3B 1Y8
Telephone: (514) 861-9481; Fax: (514) 861-2420; Web site: www.bombardier.com

Un exemplaire en français sera expédié sur demande auprès du Service des affaires publiques.

BOMBARDIER INC.

Consolidated Balance Sheets

(millions of Canadian dollars)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**October 31, 2003**	January 31, 2003	**October 31, 2003**	January 31, 2003	**October 31, 2003**	January 31, 2003
		(Unaudited)		**(Unaudited)**		**(Unaudited)**	
Assets							
Cash and cash equivalents		**$ 373.3**	$ 1,014.3	**$ 348.6**	$ 713.1	**$ 24.7**	$ 301.2
Receivables		**2,248.6**	2,259.6	**2,047.5**	2,094.0	**201.1**	165.6
Finance receivables	4	**4,515.8**	7,013.3	**-**	-	**4,515.8**	7,013.3
Assets under operating leases	5	**804.2**	1,350.9	**-**	-	**804.2**	1,350.9
Inventories	6	**5,675.6**	5,263.6	**5,675.6**	5,263.6	**-**	-
Property, plant and equipment		**4,894.0**	5,385.9	**4,774.8**	5,238.5	**119.2**	147.4
Goodwill		**3,031.9**	3,244.9	**3,031.9**	3,244.9	**-**	-
Investment in BC and advances to Bombardier		**-**	-	**1,207.8**	1,286.7	**646.1**	69.1
Other assets		**2,755.2**	2,216.8	**1,668.9**	1,661.6	**1,086.3**	555.2
Assets held for sale	3	**1,174.4**	1,260.1	**1,174.4**	1,260.1	**-**	-
		$ 25,473.0	$ 29,009.4	**$ 19,929.5**	$ 20,762.5	**$ 7,397.4**	$ 9,602.7
Liabilities							
Short-term borrowings	7	**$ 1,507.9**	$ 2,563.6	**$ 500.0**	$ 380.8	**$ 1,007.9**	$ 2,182.8
Advances from BC		**-**	-	**646.1**	69.1	**-**	-
Accounts payable and accrued liabilities		**7,415.6**	8,898.5	**7,117.4**	8,490.7	**298.2**	407.8
Advances and progress billings in excess of related costs	6	**3,133.4**	3,816.0	**3,133.4**	3,816.0	**-**	-
Long-term debt	8	**7,500.3**	8,811.6	**2,656.0**	3,099.0	**4,844.3**	5,712.6
Other liabilities		**1,537.8**	1,346.1	**1,498.6**	1,333.3	**39.2**	12.8
Liabilities related to assets held for sale	3	**641.2**	832.6	**641.2**	832.6	**-**	-
		21,736.2	26,268.4	**16,192.7**	18,021.5	**6,189.6**	8,316.0
Shareholders' equity (Investment from Bombardier)							
Preferred shares							
Issued and outstanding:							
Series 2: 2,597,907		**65.0**	65.0	**65.0**	65.0	**-**	-
Series 3: 9,402,093		**235.0**	235.0	**235.0**	235.0	**-**	-
Series 4: 9,400,000		**235.0**	235.0	**235.0**	235.0	**-**	-
Common shares							
Issued and outstanding:							
Class A: 342,018,448 (342,020,138 as at January 31, 2003)		**47.3**	47.3	**47.3**	47.3	**-**	-
Class B: 1,407,526,470 (1,035,666,780 as at January 31, 2003)	9	**2,075.6**	869.1	**2,075.6**	869.1	**-**	-
Retained earnings		**1,314.6**	1,132.5	**1,314.6**	1,132.5	**-**	-
Deferred translation adjustment		**(235.7)**	157.1	**(235.7)**	157.1	**-**	-
Investment from Bombardier		**-**	-	**-**	-	**1,207.8**	1,286.7
		3,736.8	2,741.0	**3,736.8**	2,741.0	**1,207.8**	1,286.7
		$ 25,473.0	$ 29,009.4	**$ 19,929.5**	$ 20,762.5	**$ 7,397.4**	$ 9,602.7

Commitments and contingencies 14

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Income

(Unaudited)

For the three months ended October 31

(millions of Canadian dollars, except per share amounts)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**2003**	2002 (restated) (note 1)	**2003**	2002 (restated) (note 1)	**2003**	200[illegible]
Revenues		**$ 4,737.9**	$ 4,923.5	**$ 4,637.8**	$ 4,787.4	**$ 141.9**	$ 234.6
Cost of sales and operating expenses		**4,356.7**	4,504.0	**4,278.7**	4,422.3	**119.8**	180.2
Depreciation and amortization		**184.3**	205.6	**167.7**	164.3	**16.6**	41.3
Interest expense		**40.5**	49.2	**40.5**	49.2	**-**	-
Other income		**(8.8)**	(29.7)	**(1.3)**	(4.9)	**(7.5)**	(24.8
Special item	10	**(97.5)**	-	**(97.5)**	-	**-**	-
Income from BC		**-**	-	**(8.2)**	(22.9)	**-**	-
		4,475.2	4,729.1	**4,379.9**	4,608.0	**128.9**	196.7
Income from continuing operations before income taxes		**262.7**	194.4	**257.9**	179.4	**13.0**	37.9
Income taxes		**90.3**	64.9	**85.5**	49.9	**4.8**	15.0
Income from continuing operations		**172.4**	129.5	**172.4**	129.5	**8.2**	22.9
Income from discontinued operations - net of tax	3	**12.4**	51.5	**12.4**	51.5	**-**	-
Net income	12	**$ 184.8**	$ 181.0	**$ 184.8**	$ 181.0	**$ 8.2**	$ 22.9

Earnings per share:	12, 13		
Basic and diluted			
From continuing operations		**$ 0.09**	$ 0.09
From discontinued operations		**0.01**	0.04
		$ 0.10	$ 0.13

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Income

(Unaudited)

For the nine months ended October 31

(millions of Canadian dollars, except per share amounts)

	Notes	*Bombardier Inc. consolidated*		*Bombardier*		*BC*	
		2003	2002 (restated) (note 1)	**2003**	2002 (restated) (note 1)	**2003**	2002
Revenues		**$ 14,943.6**	$ 15,253.6	**$ 14,599.8**	$ 14,892.8	**$ 531.8**	$ 648.9
Cost of sales and operating expenses		**13,768.0**	13,872.3	**13,556.0**	13,625.3	**400.0**	535.1
Depreciation and amortization		**593.7**	620.0	**487.4**	503.1	**106.3**	116.9
Interest expense		**134.4**	128.7	**134.4**	128.7	**-**	-
Other income		**(43.2)**	(107.4)	**(12.6)**	(14.6)	**(30.6)**	(92.8)
Special items	10	**(45.1)**	211.4	**(45.1)**	211.4	**-**	-
Income from BC		**-**	-	**(35.1)**	(54.3)	**-**	-
		14,407.8	14,725.0	**14,085.0**	14,399.6	**475.7**	559.2
Income from continuing operations before income taxes		**535.8**	528.6	**514.8**	493.2	**56.1**	89.7
Income taxes		**185.3**	176.5	**164.3**	141.1	**21.0**	35.4
Income from continuing operations		**350.5**	352.1	**350.5**	352.1	**35.1**	54.3
Income from discontinued operations - net of tax	3	**8.2**	55.8	**8.2**	55.8	**-**	-
Net income	12	**$ 358.7**	$ 407.9	**$ 358.7**	$ 407.9	**$ 35.1**	$ 54.3

	Notes	**2003**	2002
Earnings per share:	12, 13		
Basic and diluted			
From continuing operations		**$ 0.20**	$ 0.24
From discontinued operations		**-**	0.04
		$ 0.20	$ 0.28

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Retained Earnings

(Unaudited)

For the nine months ended October 31

(millions of Canadian dollars)

					Bombardier Inc. consolidated
	Notes		**2003**		2002 (restated) (note 1)
Balance at beginning of period - previously reported		**$**	**1,132.5**	$	2,785.3
Effect of changes in accounting policies for aerospace programs	1		**-**		(753.9)
Balance at beginning of period - restated			**1,132.5**		2,031.4
Net income			**358.7**		407.9
Dividends:					
Preferred shares			**(23.0)**		(21.6)
Common shares			**(120.8)**		(186.9)
Share issue costs, net of tax	9		**(32.8)**		(5.5)
Other			**-**		(2.4)
Balance at end of period		**$**	**1,314.6**	$	2,222.9

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Cash Flows

(Unaudited)

For the three months ended October 31

(millions of Canadian dollars)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	2003	2002 (restated) (note 1)	2003	2002 (restated) (note 1)	2003	2002
Operating activities							
Income from continuing operations		$ 172.4	$ 129.5	$ 172.4	$ 129.5	$ 8.2	$ 22.9
Non-cash items:							
Depreciation and amortization		184.3	205.6	167.7	164.3	16.6	41.3
Income from BC		-	-	(8.2)	(22.9)	-	-
Provision for credit losses	4	17.3	31.2	-	-	17.3	31.2
Deferred income taxes		68.2	63.0	65.0	58.5	3.2	4.5
Special item	10	(97.5)	-	(97.5)	-	-	-
Net changes in non-cash balances related to operations	11	(98.8)	12.2	(121.4)	(205.7)	22.6	217.9
Cash flows from operating activities		245.9	441.5	178.0	123.7	67.9	317.8
Investing activities							
Additions to property, plant and equipment		(100.1)	(151.5)	(98.8)	(148.2)	(1.3)	(3.3)
Disposals of property, plant and equipment		0.2	2.8	0.1	0.1	0.1	2.7
Disposal of assets held for sale	3	112.3	-	112.3	-	-	-
Net investment in finance receivables		(70.9)	(544.6)	-	-	(70.9)	(544.6)
Additions to assets under operating leases		(136.9)	(331.9)	-	-	(136.9)	(331.9)
Disposals of assets under operating leases		242.0	286.9	-	-	242.0	286.9
Investment in BC and advances from BC / to Bombardier		-	-	312.9	293.4	(312.9)	(293.4)
Other		(189.4)	151.0	(32.5)	6.7	(156.9)	144.3
Cash flows from investing activities		(142.8)	(587.3)	294.0	152.0	(436.8)	(739.3)
Financing activities							
Net variation in short-term borrowings		(381.6)	1,088.4	(429.4)	576.2	47.8	512.2
Proceeds from issuance of long-term debt	8	569.4	19.0	10.6	3.5	558.8	15.5
Repayment of long-term debt	8	(590.6)	(49.0)	(15.7)	(4.8)	(574.9)	(44.2)
Issuance of shares, net of related costs		3.0	-	3.0	-	-	-
Dividends paid		(47.5)	(69.5)	(47.5)	(69.5)	-	-
Cash flows from financing activities		(447.3)	988.9	(479.0)	505.4	31.7	483.5
Effect of exchange rate changes on cash and cash equivalents		(16.1)	(30.5)	(21.8)	(41.7)	5.7	11.2
Cash flows from continuing operations		(360.3)	812.6	(28.8)	739.4	(331.5)	73.2
Cash flows from discontinued operations	3	27.7	200.8	27.7	200.8	-	-
Net increase (decrease) in cash and cash equivalents		(332.6)	1,013.4	(1.1)	940.2	(331.5)	73.2
Cash and cash equivalents at beginning of period		732.8	548.5	376.6	392.1	356.2	156.4
Cash and cash equivalents at end of period[1]		$ 400.2	$ 1,561.9	$ 375.5	$ 1,332.3	$ 24.7	$ 229.6

[1] Includes the following:							
Cash and cash equivalents related to:							
Continuing operations		$ 373.3	$ 1,492.3	$ 348.6	$ 1,262.7	$ 24.7	$ 229.6
Discontinued operations	3	26.9	69.6	26.9	69.6	-	-
		$ 400.2	$ 1,561.9	$ 375.5	$ 1,332.3	$ 24.7	$ 229.6

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Cash Flows

(Unaudited)

For the nine months ended October 31

(millions of Canadian dollars)

	Notes	***Bombardier Inc. consolidated***		***Bombardier***		***BC***	
		2003	2002 (restated) (note 1)	**2003**	2002 (restated) (note 1)	**2003**	2002
Operating activities							
Income from continuing operations		**$ 350.5**	$ 352.1	**$ 350.5**	$ 352.1	**$ 35.1**	$ 54.3
Non-cash items:							
Depreciation and amortization		**593.7**	620.0	**487.4**	503.1	**106.3**	116.9
Income from BC		**-**	-	**(35.1)**	(54.3)	**-**	-
Provision for credit losses	4	**68.3**	85.4	**-**	-	**68.3**	85.4
Deferred income taxes		**125.2**	120.8	**111.5**	115.0	**13.7**	5.8
Gain on disposals of property, plant and equipment		**(13.6)**	-	**(13.6)**	-	**-**	-
Special items	10	**(45.1)**	211.4	**(45.1)**	211.4	**-**	-
Net changes in non-cash balances related to operations	11	**(2,585.4)**	(1,475.1)	**(2,513.3)**	(1,680.6)	**(72.1)**	205.5
Cash flows from operating activities		**(1,506.4)**	(85.4)	**(1,657.7)**	(553.3)	**151.3**	467.9
Investing activities							
Additions to property, plant and equipment		**(341.9)**	(448.2)	**(338.7)**	(438.2)	**(3.2)**	(10.0)
Disposals of property, plant and equipment		**160.1**	26.2	**137.7**	15.8	**22.4**	10.4
Disposals of assets held for sale	3	**190.0**	-	**190.0**	-	**-**	-
Net investment in finance receivables		**1,687.7**	328.1	**-**	-	**1,687.7**	328.1
Additions to assets under operating leases		**(267.6)**	(1,525.0)	**-**	-	**(267.6)**	(1,525.0)
Disposals of assets under operating leases		**626.5**	1,124.6	**-**	-	**626.5**	1,124.6
Investment in BC and advances from BC / to Bombardier		**-**	-	**572.3**	150.1	**(572.3)**	(150.1)
Other		**(603.8)**	86.1	**(88.9)**	(25.7)	**(514.9)**	111.8
Cash flows from investing activities		**1,451.0**	(408.2)	**472.4**	(298.0)	**978.6**	(110.2)
Financing activities							
Net variation in short-term borrowings		**(815.9)**	565.2	**136.1**	1,241.3	**(952.0)**	(676.1)
Proceeds from issuance of long-term debt	8	**580.8**	2,286.0	**15.7**	890.4	**565.1**	1,395.6
Repayment of long-term debt	8	**(1,151.2)**	(924.9)	**(178.0)**	(27.7)	**(973.2)**	(897.2)
Issuance of shares, net of related costs	9	**1,173.7**	241.4	**1,173.7**	241.4	**-**	-
Dividends paid		**(142.6)**	(207.9)	**(142.6)**	(207.9)	**-**	-
Cash flows from financing activities		**(355.2)**	1,959.8	**1,004.9**	2,137.5	**(1,360.1)**	(177.7)
Effect of exchange rate changes on cash and cash equivalents		**(63.3)**	(317.5)	**(17.0)**	(367.1)	**(46.3)**	49.6
Cash flows from continuing operations		**(473.9)**	1,148.7	**(197.4)**	919.1	**(276.5)**	229.6
Cash flows from discontinued operations	3	**(168.9)**	(49.6)	**(168.9)**	(49.6)	**-**	-
Net increase (decrease) in cash and cash equivalents		**(642.8)**	1,099.1	**(366.3)**	869.5	**(276.5)**	229.6
Cash and cash equivalents at beginning of period		**1,043.0**	462.8	**741.8**	462.8	**301.2**	-
Cash and cash equivalents at end of period(1)		**$ 400.2**	$ 1,561.9	**$ 375.5**	$ 1,332.3	**$ 24.7**	$ 229.6

(1) Includes the following:

	Notes						
Cash and cash equivalents related to:							
Continuing operations		**$ 373.3**	$ 1,492.3	**$ 348.6**	$ 1,262.7	**$ 24.7**	$ 229.6
Discontinued operations	3	**26.9**	69.6	**26.9**	69.6	**-**	-
		$ 400.2	$ 1,561.9	**$ 375.5**	$ 1,332.3	**$ 24.7**	$ 229.6

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2003
(All figures for the periods ended October 31, 2003 and 2002 and as at October 31, 2003 are unaudited)
(Tabular figures in millions of Canadian dollars except share capital, share options and per share amounts)

INTERIM CONSOLIDATED FINANCIAL STATEMENT PRESENTATION

Bombardier Inc. is incorporated under the laws of Canada. The consolidated balance sheets are unclassified because Bombardier Inc. and its subsidiaries (the "Corporation") carry out their continuing operations in three distinct segments (aerospace, transportation and financial services/real estate), each one characterized by a specific operating cycle. The operations of the recreational products segment are presented as discontinued operations. Financial services and real estate activities, being distinct from Bombardier's other activities, are shown in a separate column, Bombardier Capital (BC), in the interim consolidated financial statements.

The following describes the columns shown in these financial statements.

Bombardier Inc. consolidated

This column represents all of the activities of the Corporation on a consolidated basis, after elimination of balances and transactions between Bombardier and BC.

Bombardier

This column represents the activities of the Corporation's two continuing manufacturing segments (aerospace and transportation) and the activities of the recreational products segment, which are presented on a discontinued basis. These segments are grouped and referred to as "Bombardier." Intercompany transactions and balances within this column have been eliminated, whereas intercompany transactions and balances between Bombardier and BC have not been eliminated. Bombardier's investment in BC is accounted for in this column under the equity method and comprises BC's equity and the subordinated debt of Bombardier in BC.

BC

The BC column represents the financial services and real estate activities of the Corporation. Intercompany transactions and balances within BC have been eliminated, whereas intercompany transactions and balances between BC and Bombardier have not been eliminated.

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements include the accounts of Bombardier Inc. and its subsidiaries, substantially all of which are wholly owned. They also include the Corporation's proportionate share of its joint ventures. Most legal entities of the transportation segment use a December-31 fiscal year end. As a result, the Corporation consolidates these operations with a one-month lag with the remainder of its operations.

The interim consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles (GAAP) applicable to interim consolidated financial statements, and follow the same accounting policies and methods in their application as the most recent annual Consolidated Financial Statements, except for the changes in accounting policies for impairment of long-lived assets and the disposal of long-lived assets, and discontinued operations described in note 2. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim consolidated financial statements. Such adjustments are of a normal and recurring nature. The interim consolidated financial statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto included in the Corporation's annual report for fiscal year 2003.

The results of operations for the interim periods are not necessarily indicative of the operating results for the full year. The Corporation generally invests in non-cash balances related to operations during the first three quarters of a fiscal year, mainly in the aerospace segment. This investment in non-cash balances related to operations is typically reduced in the fourth quarter, as a result of higher sales in this quarter.

Restatement and reclassification of comparative figures

In connection with the sale and purchase agreement with respect to the sale of its recreational products segment, the Corporation prepared separate combined financial statements for this segment. During the course of the preparation of these separate combined financial statements, the Corporation performed a comprehensive review of the recreational products segment's accounting records including the application of its accounting policies to interim consolidated financial statements. As a result of this process, the Corporation became aware that an accounting policy specific to the recreational products segment was incorrectly applied during the preparation of its interim consolidated financial statements for each of the quarters in fiscal year 2003.

The incorrect application of the recreational products segment's accounting policy had no effect on the results of operations of the Corporation for the year ended January 31, 2003. Also, it had no material effect on the interim consolidated financial statements for each of the first two quarters of the current fiscal year.

The incorrect application of this accounting policy resulted in the deferral of certain production and marketing costs incurred during the first two quarters of fiscal year 2003 to the last two quarters of that fiscal year. Under GAAP applicable to interim consolidated financial statements, only certain costs incurred in a particular quarter can be deferred and recognized as an expense during a subsequent quarter of the same year.

The recreational products segment is currently accounted for as discontinued operations as stated in note 3. The effect of these non-cash adjustments on the Corporation's consolidated statements of income is as follows:

As previously reported

	Three months ended October 31, 2002	Nine months ended October 31, 2002	Fiscal 2003
Income from discontinued operations – net of tax	$ 38.7	$ 81.3	$ 93.7
Basic and diluted earnings per share from discontinued operations	$ 0.03	$ 0.06	$ 0.07
Basic and diluted earnings (loss) per share	$ 0.12	$ 0.30	$ (0.47)

Restated

	Three months ended October 31, 2002	Nine months ended October 31, 2002	Fiscal 2003
Income from discontinued operations – net of tax	$ 51.5	$ 55.8	$ 93.7
Basic and diluted earnings per share from discontinued operations	$ 0.04	$ 0.04	$ 0.07
Basic and diluted earnings (loss) per share	$ 0.13	$ 0.28	$ (0.47)

During the year ended January 31, 2003, the Corporation changed its method of accounting for the cost of sales of aircraft from the program accounting method to the average cost accounting method. In addition,

non-recurring costs, including prototype design and development, which were previously deferred as inventory costs, are now accounted for as program tooling in property, plant and equipment. These changes in accounting policies were adopted retroactively with restatement of prior-year financial statements, including the interim consolidated financial statements for the three- and nine-month periods ended October 31, 2002, and are described in detail in the Corporation's annual report for fiscal year 2003.

In addition to the reclassification described in note 3, certain reclassifications have been made to prior periods to conform to current reporting. The most significant change relates to the reclassification of certain sales concessions to customers of Bombardier products between revenues and cost of sales and operating expenses.

2. CHANGES IN ACCOUNTING POLICIES

IMPAIRMENT OF LONG-LIVED ASSETS

In December 2002, the Accounting Standards Board (AcSB) issued new accounting recommendations related to the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. The Corporation early adopted these new recommendations, effective February 1, 2003. The adoption of the new recommendations had no material impact on the Corporation's interim consolidated financial statements for the three- and nine-month periods ended October 31, 2003 and October 31, 2002 and is not expected to have a material impact on the Corporation's Consolidated Financial Statements for the year ending January 31, 2004.

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

Also in December 2002, the AcSB issued new accounting recommendations providing accounting guidance for long-lived assets to be disposed of other than by sale, long-lived assets to be disposed of by sale, and presentation and disclosure for discontinued operations. The Corporation early adopted these new recommendations, effective February 1, 2003. The adoption of these new recommendations had no material impact on the Corporation's interim consolidated financial statements for the three- and nine-month periods ended October 31, 2003 and October 31, 2002 and is not expected to have a material impact on the Corporation's Consolidated Financial Statements for the year ending January 31, 2004.

3. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

As a result of the Corporation's decision on April 3, 2003 to sell the recreational products segment, the results of operations, cash flows and financial position of the recreational products segment have been segregated in the accompanying interim consolidated financial statements, and are reported as discontinued operations in these interim consolidated financial statements. The Corporation expects to complete the sale of the recreational products segment in the current fiscal year.

The results of discontinued operations presented in the accompanying interim consolidated statements of income, were as follows:

	Three months ended October 31,		**Nine months ended October 31,**	
	2003	2002	**2003**	2002
	(unaudited)	(unaudited) (restated – note 1)	**(unaudited)**	(unaudited) (restated – note 1)
Revenues	**$ 732.0**	$ 722.4	**$ 1,731.5**	$ 1,667.9
Cost of sales and operating expenses	**692.4**	623.4	**1,651.8**	1,519.3
Depreciation and amortization	**13.6**	14.2	**41.7**	41.2
Interest expense and other income	**7.1**	8.6	**25.5**	24.8
	713.1	646.2	**1,719.0**	1,585.3
Income before income taxes	**18.9**	76.2	**12.5**	82.6
Income taxes	**6.5**	24.7	**4.3**	26.8
Income from discontinued operations	**$ 12.4**	$ 51.5	**$ 8.2**	$ 55.8

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows, were as follows:

	Three months ended October 31,		Nine months ended October 31,	
	2003	2002	**2003**	2002
	(unaudited)	(unaudited) (restated – note 1)	**(unaudited)**	(unaudited) (restated – note 1)
Operating activities	**$ 32.9**	$ 216.7	**$ (154.8)**	$ (27.1)
Investing activities	**(24.6)**	(15.6)	**(25.3)**	(31.9)
Financing activities	**1.4**	0.2	**0.6**	(0.5)
Effect of exchange rate changes on cash and cash equivalents	**18.0**	(0.5)	**10.6**	9.9
Cash flows from discontinued operations	**$ 27.7**	$ 200.8	**$ (168.9)**	$ (49.6)

On May 23, 2003, the Corporation sold the Belfast City Airport unit of its aerospace segment for net proceeds of $77.7 million, which resulted in a pre-tax gain of $3.4 million. On October 31, 2003, the Corporation sold its Military Aviation Services (MAS) unit for net proceeds of $112.3 million, which resulted in a pre-tax gain of $97.5 million (see note 10). The Corporation's Defence Services comprise MAS and Military Aviation Training. The assets and liabilities of these units, as well as those of the recreational products segment have been segregated in the accompanying interim consolidated balance sheets and are reported as "Assets held for sale" and "Liabilities related to assets held for sale."

The assets held for sale and the related liabilities were as follows:

			October 31, 2003 (unaudited)
	Recreational Products	**Military Aviation Training**	**Total**
Assets			
Cash and cash equivalents	**$ 26.9**	**$ -**	**$ 26.9**
Receivables	**84.7**	**3.6**	**88.3**
Inventories	**607.4**	**27.3**	**634.7**
Property, plant and equipment	**318.8**	**4.9**	**323.7**
Other assets	**99.2**	**1.6**	**100.8**
	$ 1,137.0	**$ 37.4**	**$ 1,174.4**
Liabilities			
Accounts payable and accrued liabilities	**$ 522.3**	**$ 11.7**	**$ 534.0**
Long-term debt	**4.5**	**-**	**4.5**
Other liabilities	**89.4**	**13.3**	**102.7**
	$ 616.2	**$ 25.0**	**$ 641.2**

			January 31, 2003
	Recreational Products	Defence Services and Belfast City Airport	Total
Assets			
Cash and cash equivalents	$ 28.7	$ -	$ 28.7
Receivables	70.3	19.3	89.6
Inventories	554.3	3.7	558.0
Property, plant and equipment	373.1	112.0	485.1
Other assets	97.9	0.8	98.7
	$ 1,124.3	$ 135.8	$ 1,260.1
Liabilities			
Accounts payable and accrued liabilities	$ 610.5	$ 66.0	$ 676.5
Long-term debt	3.5	-	3.5
Other liabilities	105.6	47.0	152.6
	$ 719.6	$ 113.0	$ 832.6

4. FINANCE RECEIVABLES

BC's finance receivables were as follows:

	October 31, 2003	January 31, 2003
	(unaudited)	
Continued portfolios		
Inventory finance	**$ 2,335.6**	$ 2,953.6
Commercial aircraft		
Interim financing	**1,118.8**	785.9
Long-term leasing	**134.1**	135.7
	1,252.9	921.6
Industrial equipment	**48.0**	58.9
	3,636.5	3,934.1
Allowance for credit losses	**(38.7)**	(45.1)
Total continued portfolios	**3,597.8**	3,889.0
Wind-down portfolios		
Business aircraft	**328.5**	1,221.3
Receivable factoring	**-**	1,039.4
Manufactured housing[1]	**326.7**	434.1
Consumer finance	**212.4**	342.3
Other	**95.4**	193.5
	963.0	3,230.6
Allowance for credit losses	**(45.0)**	(106.3)
Total wind-down portfolios	**918.0**	3,124.3
	$ 4,515.8	$ 7,013.3

[1] In addition, manufactured housing portfolios in public securitization vehicles amounting to $1,605.7 million as at October 31, 2003 ($2,096.1 million as at January 31, 2003) were serviced by BC.

ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses were as follows:

	Three months ended October 31,		Nine months ended October 31,	
	2003	2002	**2003**	2002
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Balance at beginning of period	**$ 108.8**	$ 243.0	**$ 151.4**	$ 273.3
Provision for credit losses	**17.3**	31.2	**68.3**	85.4
Amounts charged off – net of recoveries	**(42.4)**	(35.7)	**(136.0)**	(120.2)
Balance at end of period	**$ 83.7**	$ 238.5	**$ 83.7**	$ 238.5

Impaired finance receivables amounted to $10.1 million and $155.7 million as at October 31, 2003 for the continued and wind-down portfolios respectively ($39.8 million and $217.5 million as at January 31, 2003). Repossessed assets held for sale amounted to $33.4 million as at October 31, 2003 ($30.5 million as at January 31, 2003).

5. ASSETS UNDER OPERATING LEASES

BC's assets under operating leases were as follows:

	October 31, 2003		January 31, 2003	
	Cost	**Net book value**	Cost	Net book value
	(unaudited)	**(unaudited)**		
Continued portfolios				
Commercial aircraft	**$ 433.3**	**$ 288.8**	$ 453.4	$ 378.2
Industrial equipment	**66.0**	**45.2**	73.0	56.3
	499.3	**334.0**	526.4	434.5
Wind-down portfolios				
Business aircraft	**548.6**	**393.3**	907.1	815.0
Freight cars	**69.7**	**51.4**	79.5	61.1
Other	**45.8**	**25.5**	71.4	40.3
	664.1	**470.2**	1,058.0	916.4
	$ 1,163.4	**$ 804.2**	$ 1,584.4	$ 1,350.9

6. INVENTORIES

	October 31, 2003	January 31, 2003
	(unaudited)	
Raw materials and work in process	**$ 131.3**	$ 247.4
Aerospace programs	**2,180.6**	2,184.1
Long-term contracts	**1,987.3**	1,707.5
Finished products	**1,376.4**	1,124.6
	$ 5,675.6	$ 5,263.6

Costs incurred and accrued margins related to long-term contracts and costs incurred related to ongoing aerospace programs amounted to $5,190.1 million and $3,119.1 million respectively, as at October 31, 2003 ($5,210.4 million and $3,274.6 million as at January 31, 2003). Advances received and progress billings on long-term contracts and ongoing aerospace programs amounted to $5,644.5 million and $1,630.2 million as at October 31, 2003 ($6,543.6 million and $1,865.8 million as at January 31, 2003), of which $2,441.7 million and $691.7 million respectively represent a liability disclosed as advances and progress billings in excess of related costs as at October 31, 2003 ($3,040.7 million and $775.3 million as at January 31, 2003).

7. SHORT-TERM BORROWINGS

	October 31, 2003	January 31, 2003
	(unaudited)	
Bombardier	**$ 500.0**	$ 380.8
BC	**1,007.9**	2,182.8
	$ 1,507.9	$ 2,563.6

Under syndicated banking agreements, Bombardier Inc. and some of its subsidiaries must maintain certain financial ratios on a quarterly basis, a condition which had been met as at October 31, 2003 and as at January 31, 2003.

Bombardier

Bombardier's credit facilities and borrowings, as well as their rates and maturities, were as follows:

							October 31, 2003 (unaudited)
Credit facilities	**Committed**	**Amounts drawn**	**Letters of credit drawn**	**Available**	**Period-end rate**	**Average rate[1]**	**Maturity (fiscal year)**
European	$ 5,683.7	$ -	$ 3,999.2	$ 1,684.5	-	2.6%	2005-2008
North American	1,730.0	500.0	956.7	273.3	3.8%	3.9%	2005-2006
	$ 7,413.7	$ 500.0	$ 4,955.9	$ 1,957.8			

[1]Average rate is for the nine-month period ended October 31, 2003.

							January 31, 2003
Credit facilities	Committed	Amounts drawn[1]	Letters of credit drawn	Available	Year-end rate	Average rate for the year	Maturity (fiscal year)
European	$ 6,158.7	$ 380.8	$ 3,574.0	$ 2,203.9	3.1%	3.1%	2004-2008
North American	1,750.0	-	616.3	1,133.7	-	2.9%	2004-2006
	$ 7,908.7	$ 380.8	$ 4,190.3	$ 3,337.6			

[1] The foreign currency component of the amounts drawn were €195.0 million.

On September 9, 2003, the Corporation renewed the 364-day portion of its North American credit facility. This facility, totalling $730.0 million, replaces the $750.0 million facility which matured in September 2003.

On July 9, 2003, the Corporation renewed the 364-day portion of its European credit facility. This facility, totalling €560.0 million, replaces the €600.0 million facility which matured in July 2003.

Remaining bilateral facilities resulting from the Adtranz acquisition amounted to $360.8 million as at October 31, 2003, compared to $505.1 million as at January 31, 2003. Bombardier also had $386.4 million of outstanding letters of credit as at October 31, 2003 ($900.2 million as at January 31, 2003). These letters of credit are in addition to the outstanding letters of credit shown in the above tables.

The amounts drawn under the credit facilities included $25.0 million of commercial paper borrowings with maturities of one month, as at October 31, 2003 ($380.0 million as at January 31, 2003).

BC

BC's credit facilities as well as their rates and maturities, were as follows:

						October 31, 2003 (unaudited)
Credit facilities	**Committed**	**Amounts drawn[1]**	**Available**	**Period-end rate**	**Average rate[2]**	**Maturity (fiscal year)**
Revolving lines	$ 791.8	$ 9.7	$ 782.1	1.8%	1.9%	2006
Bank loans	26.4	24.8	1.6	3.4%	4.2%	2004
Other	41.4	-	41.4	-	4.4%	2004
	859.6	34.5	825.1			
Securitized floorplan	1,129.8	973.4	156.4	1.8%	1.8%	2005
	$ 1,989.4	$ 1,007.9	$ 981.5			

[1]The foreign currency components of the amounts drawn were $7.4 million US for the revolving lines, various Western European currencies for an equivalent Canadian dollar amount of $24.8 million for the bank loans, and $640.0 million US for the securitized floorplan.
[2]Average rate is for the nine-month period ended October 31, 2003.

						January 31, 2003
Credit facilities	Committed	Amounts drawn[1]	Available	Year-end rate	Average rate for the year	Maturity (fiscal year)
Revolving lines	$ 1,999.0	$ 726.7	$ 1,272.3	2.0%	2.1%	2004-2006
Bank loans	152.9	139.1	13.8	2.9%	3.0%	2004
Other	45.6	-	45.6	-	4.8%	2004
	2,197.5	865.8	1,331.7			
Securitized floorplan	1,328.2	1,317.0	11.2	1.5%	1.9%	2004
	$ 3,525.7	$ 2,182.8	$ 1,342.9			

[1]The foreign currency components of the amounts drawn were $473.2 million US for the revolving lines, $50.0 million US and various Western European currencies for an equivalent Canadian dollar amount of $62.7 million for the bank loans, and $777.1 million US for the securitized floorplan.

During the third quarter ended October 31, 2003, BC did not renew two 364-day revolving facilities of $470.0 million and $400.0 million US, which matured in September 2003, in accordance with BC's expected future requirements.

The amounts drawn under the credit facilities included $9.7 million of commercial paper borrowings with maturities of one month, as at October 31, 2003 ($726.7 million as at January 31, 2003).

8. LONG-TERM DEBT

Bombardier

On July 28, 2003, Bombardier repaid, at maturity, debentures amounting to $150.0 million.

BC

On September 15, 2003, asset-backed securities amounting to $400.0 million US ($546.4 million) were repaid at maturity. On July 28, 2003 and February 20, 2003, notes and debentures amounting to $100.0 million and to $250.0 million, respectively, were repaid at maturity. Furthermore, during the quarter ended July 31, 2003, BC repaid $30.0 million of borrowings related to securitized floorplan receivables.

On August 27, 2003, $400.0 million US ($558.8 million) of two-year asset-backed securities were issued in connection with the inventory finance receivables portfolio.

On May 14, 2002, BC issued on the European market, notes amounting to €500.0 million ($703.1 million) and £300.0 million ($677.0 million), maturing in May 2007 and May 2009, respectively.

9. SHARE CAPITAL

On April 17, 2003, the Corporation issued 370 million Class B Shares (Subordinate Voting) at a price of $3.25 per share. The net proceeds from this issue amounted to $1,169.7 million.

On March 8, 2002, the Corporation issued 9,400,000 Series 4 Cumulative Redeemable Preferred Shares carrying a fixed cumulative preferential cash dividend of 6.25% per year, payable quarterly. The net proceeds of the issuance amounted to $227.6 million.

10. SPECIAL ITEMS

During the three-month period ended October 31, 2003, the Corporation recorded a gain of $97.5 million in the aerospace segment arising from the sale of MAS. For the nine-month period ended October 31, 2003, special items in the aerospace segment amounted to $45.1 million, comprising charges totalling $55.8 million related to severance and other involuntary termination costs and gains of $3.4 million related to the sale of the Belfast City Airport and $97.5 million for the sale of MAS.

During the nine-month period ended October 31, 2002, the Corporation recorded special items totalling $211.4 million in the aerospace segment, of which $170.4 million was recorded in connection with the write-down in the value of used aircraft, as well as for additional provisions resulting from lower than anticipated sub-lease revenues on used turboprop aircraft, and $41.0 million was recorded in connection with the final settlement of a lawsuit and a contractual dispute with a customer.

11. NET CHANGES IN NON-CASH BALANCES RELATED TO OPERATIONS

The net changes in non-cash balances related to operations were as follows:

	Three months ended October 31,		Nine months ended October 31,	
	2003	2002	**2003**	2002
	(unaudited)	(unaudited) (restated – note 1)	**(unaudited)**	(unaudited) (restated – note 1)
Bombardier				
Receivables	**$ 3.1**	$ 11.1	**$ (189.5)**	$ (326.4)
Inventories	**(22.1)**	310.2	**(914.9)**	(1,301.8)
Other assets	**25.6**	(30.3)	**23.7**	(52.8)
Accounts payable and accrued liabilities	**(83.6)**	242.2	**(1,026.4)**	96.1
Advances and progress billings in excess of related costs	**(112.1)**	(752.3)	**(469.4)**	(154.8)
Other liabilities	**67.7**	13.4	**63.2**	59.1
	(121.4)	(205.7)	**(2,513.3)**	(1,680.6)
BC				
Receivables	**(36.7)**	32.8	**(63.1)**	99.7
Other assets	**22.8**	24.3	**15.9**	34.4
Accounts payable and accrued liabilities	**18.0**	163.6	**(61.5)**	72.5
Other liabilities	**18.5**	(2.8)	**36.6**	(1.1)
	22.6	217.9	**(72.1)**	205.5
	$ (98.8)	$ 12.2	**$ (2,585.4)**	$ (1,475.1)

12. SHARE-BASED PLANS

Effective May 27, 2003, the Corporation amended, prospectively, the share option plan for key employees. The options granted under the amended plan vest at 25% per year during a period commencing one year following the grant date. The exercise price is equal to the average of the closing prices on the stock exchange during the five trading days preceding the date on which the option was granted. However, predetermined target market price thresholds must be achieved in order for the options to be exercised. The options terminate no later than seven years after the grant date. Options granted prior to May 27, 2003 have not been affected by this amendment.

The share option plan for directors has not been modified.

Options granted to purchase Class B Shares (Subordinate Voting) and the related weighted average grant date fair value were as follows:

	Three months ended October 31,		Nine months ended October 31,	
	2003	2002	**2003**	2002
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Number of stock options granted	**193,000**	-	**7,055,000**	4,855,000
Weighted average grant date fair value	**$ 2.46**	$ -	**$ 1.51**	$ 5.13

There were 44,758,486 and 41,347,086 options issued and outstanding as at October 31, 2003 and January 31, 2003 respectively.

The fair value of each option granted was determined using option pricing models and the following weighted average assumptions:

	Three months ended October 31,		Nine months ended October 31,	
	2003	2002	**2003**	2002
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Risk-free interest rate	**4.07%**	-	**3.56%**	5.43%
Expected life	**5 years**	-	**5 years**	6 years
Expected volatility in the market price of the shares	**52.5%**	-	**50.9%**	28.3%
Expected dividend yield	**1.20%**	-	**1.20%**	0.90%

The Corporation has elected to account for its share option plans as capital transactions. If the share option plans had been accounted for based on the fair value method, net income and earnings per share would have been as follows:

		Three months ended October 31,		Nine months ended October 31,	
		2003	2002	**2003**	2002
		(unaudited)	(unaudited) (restated - note 1)	**(unaudited)**	(unaudited) (restated - note 1)
Net income					
	- as reported	**$ 184.8**	$ 181.0	**$ 358.7**	$ 407.9
	- pro forma	**$ 182.2**	$ 179.0	**$ 352.0**	$ 403.1
Earnings per share					
Basic	- as reported	**$ 0.10**	$ 0.13	**$ 0.20**	$ 0.28
	- pro forma	**$ 0.10**	$ 0.12	**$ 0.20**	$ 0.28
Diluted	- as reported	**$ 0.10**	$ 0.13	**$ 0.20**	$ 0.28
	- pro forma	**$ 0.10**	$ 0.12	**$ 0.20**	$ 0.27

The pro forma figures do not give effect to stock options granted prior to February 1, 2002.

13. EARNINGS PER SHARE

Basic and diluted earnings per share were as follows (the number of shares are expressed in thousands):

	Three months ended October 31,		Nine months ended October 31,	
	2003	2002	**2003**	2002
	(unaudited)	(unaudited) (restated – note 1)	**(unaudited)**	(unaudited) (restated - note 1)
Income from continuing operations	**$ 172.4**	$ 129.5	**$ 350.5**	$ 352.1
Preferred share dividends, net of tax	**(7.7)**	(8.3)	**(23.0)**	(24.0)
Income from continuing operations available to common shareholders	**164.7**	121.2	**327.5**	328.1
Income from discontinued operations	**12.4**	51.5	**8.2**	55.8
Net income available to common shareholders	**$ 177.1**	$ 172.7	**$ 335.7**	$ 383.9
Weighted average number of common shares outstanding	**1,748,890**	1,372,887	**1,644,400**	1,372,225
Net effect of stock options	**1,016**	6,447	**260**	12,818
Weighted average diluted number of common shares outstanding	**1,749,906**	1,379,334	**1,644,660**	1,385,043
Basic and diluted earnings per share:				
From continuing operations	**$ 0.09**	$ 0.09	**$ 0.20**	$ 0.24
From discontinued operations	**$ 0.01**	$ 0.04	**$ -**	$ 0.04
	$ 0.10	$ 0.13	**$ 0.20**	$ 0.28

For the three-month periods ended October 31, 2003 and 2002, a total of 35,208,020 and 30,034,078 stock options respectively, and for the nine-month periods ended October 31, 2003 and 2002, a total of 43,904,020 and 15,193,958 stock options respectively, were excluded from the calculation of diluted earnings per share, since the average market value of the underlying shares were less than the exercise price or the predetermined target market price thresholds of the Corporation's Class B Shares (Subordinated Voting) for the respective periods.

14. COMMITMENTS AND CONTINGENCIES

Aircraft Sales

a) Credit and residual value guarantees

In connection with the sale of aircraft, Bombardier provides credit guarantees in the form of guarantees of lease payments, as well as services related to the remarketing of aircraft. These guarantees are issued for the benefit of certain customers or providers of financing to customers. The maximum credit risk as at October 31, 2003 from these guarantees, maturing in different periods up to 2022, was $1,072.6 million ($1,049.4 million as at January 31, 2003).

In addition, Bombardier provides guarantees for the residual value of aircraft at the expiry date of certain financing and lease agreements. The following table summarizes the outstanding residual value guarantees and the period in which they can be exercised:

	October 31, 2003	January 31, 2003
	(unaudited)	
Less than 1 year	**$ 7.3**	$ 4.9
1 – 5 years	**139.6**	107.4
6 – 10 years	**650.4**	618.1
11 – 15 years	**850.0**	969.7
Thereafter	**1,360.0**	1,171.0
	$ 3,007.3	$ 2,871.1

The following table summarizes the Corporation's exposure related to financing support provided in connection with existing aircraft deliveries:

	October 31, 2003	January 31, 2003
	(unaudited)	
Maximum credit guarantee	**$ 1,072.6**	$ 1,049.4
Maximum residual value guarantee	**3,007.3**	2,871.1
Mutually exclusive exposure[1]	**(863.8)**	(818.2)
Maximum combined exposure	**3,216.1**	3,102.3
Provisions and liabilities	**(1,017.1)**	(918.7)
Maximum off-balance sheet exposure[2]	**$ 2,199.0**	$ 2,183.6

[1]Certain of the residual value guarantees can only be exercised once the credit guarantees have expired without exercise and, therefore, must not be added together to calculate the combined maximum exposure.

[2]The Corporation's maximum exposure in connection with credit and residual value guarantees represents the face value of the guarantees before giving effect to the net benefit expected from the estimated value of the aircraft and other collateral available to mitigate the Corporation's exposure under these guarantees. The provisions for anticipated losses have been established to cover the risks from these guarantees after considering the effect of the estimated resale value of the aircraft, which is based on independent third-party evaluations, and the anticipated proceeds from other collateral covering such exposure. The anticipated proceeds from the collaterals are expected to cover the Corporation's maximum off-balance sheet exposure.

b) Credit and residual value guarantees – future sales

Bombardier is also committed to provide credit and residual value guarantees for future sales of aircraft on firm order. As at October 31, 2003, the amount of the committed credit guarantees was $680.8 million ($655.2 million as at January 31, 2003). The residual value guarantees and the periods in which they can be exercised were as follows:

	October 31, 2003	January 31, 2003
	(unaudited)	
6 – 10 years	**$ 11.6**	$ 4.0
11 – 15 years	**56.9**	90.3
Thereafter	**845.9**	1,253.3
	$ 914.4	$ 1,347.6

The amount to be deducted in computing the future total maximum combined exposure from future credit and residual value guarantees is $649.4 million as at October 31, 2003 ($635.3 million as at January 31, 2003).

Any provision in relation to the credit and residual value guarantees for future sales will be recorded at the time of the corresponding sale of aircraft.

c) Trade-in options

In connection with the sale of new aircraft, the Corporation provides, from time to time, trade-in options to customers. These options allow customers to trade in their used aircraft at a predetermined amount and during a predetermined period, conditional upon purchase of a new aircraft.

The Corporation's earliest commitment dates and amounts to purchase used aircraft were as follows:

	October 31, 2003	January 31, 2003
	(unaudited)	
Less than 1 year	**$ 1,468.4**	$ 2,125.9
1 – 3 years	**644.8**	1,016.3
4 – 5 years	**216.4**	149.2
Thereafter	**202.2**	294.8
	$ 2,531.8	$ 3,586.2

The Corporation reviews its trade-in aircraft purchase commitments relative to the aircraft's anticipated fair value and records anticipated losses as a charge to earnings. Fair value is determined using both internal and external aircraft valuations, including information developed from the sale of similar aircraft in the secondary market. As at October 31, 2003 and January 31, 2003, the Corporation recorded $37.0 million and $29.5 million respectively of provisions related to anticipated losses on trade-in options, based on the likelihood that these options will be exercised. In addition, the Corporation had a provision of $28.0 million as at October 31, 2003 ($91.3 million as at January 31, 2003) related to trade-in commitments in connection with firm orders for new aircraft.

d) Fractional ownership put options

Under the North American Bombardier* Flexjet* fractional ownership program, customers purchase fractional shares of an aircraft. The Corporation provides customers with an option to sell back their portion of the aircraft at estimated fair value within a period of five years from the date of purchase. As at October 31, 2003, the Corporation's commitment to repurchase fractional shares of aircraft based on estimated current fair values totalled $652.7 million ($985.3 million as at January 31, 2003).

In addition, certain customers can trade in their fractional shares of aircraft for a fractional share of a larger model at predetermined amounts. The total commitment to repurchase fractional shares of aircraft, in exchange for a fractional share of a larger model, was $132.2 million as at October 31, 2003 ($151.6 million as at January 31, 2003). The Corporation recorded $38.2 million of provisions as at October 31, 2003 ($32.1 million as at January 31, 2003), attributable to anticipated losses on purchase commitments at predetermined amounts.

e) Financing commitment

The Corporation has committed to provide financing in relation to orders on hand, which, net of third-party financing already arranged, amounted to $5.3 billion as at October 31, 2003 ($5.2 billion as at January 31, 2003). These commitments are provided under certain terms and conditions, and are related to aircraft on firm order, scheduled for delivery through fiscal year 2007. These commitments have scheduled expiration dates.

Sale and Leaseback

BC and Bombardier concluded third-party sale and leaseback transactions mostly related to freight cars, used aircraft and transportation equipment, which, in most instances, were simultaneously leased to operators. The total residual value guarantees related to these transactions amounted to $238.4 million as at October 31, 2003 ($299.4 million as at January 31, 2003).

Operating Leases

The Corporation leases buildings and equipment and assumes aircraft operating lease obligations on the sale of new aircraft. The related residual value guarantees totalled $105.9 million as at October 31, 2003 ($117.4 million as at January 31, 2003).

Other Guarantees

In connection with the sale of certain transportation and recreational products, Bombardier provides credit guarantees of lease payments. The credit risk from these guarantees, maturing in different periods up to 2020, totalled $64.1 million as at October 31, 2003 ($74.5 million as at January 31, 2003). In addition, at the expiry date of certain financing and lease agreements, the Corporation provided residual value guarantees totalling $155.2 million as at October 31, 2003 ($180.4 million as at January 31, 2003), mainly related to the transportation segment. These residual value guarantees are mostly exercisable in 2014.

The Corporation has provided certain financing providers and customers, mainly in the transportation segment, the right, under certain conditions, to sell back equipment to the Corporation at predetermined prices. As at October 31, 2003, the Corporation's commitment to repurchase equipment amounted to $228.1 million ($261.7 million as at January 31, 2003). Of this amount, $207.7 million ($233.4 million as at January 31, 2003) relates to one agreement whereby the Corporation may be required, beginning in 2008, upon customer default on payments to the financing provider, to repurchase the equipment. In addition, on three separate dates, beginning in 2008, the Corporation may also be required to repurchase the equipment. In connection with this commitment, funds have been deposited in a cash collateral account by the customer, which, together with accumulated interest, are expected to entirely cover the Corporation's exposure.

In certain projects carried out through consortia or other partnership vehicles in the transportation segment, all partners are jointly and severally liable to the customer. In the normal course of business under such joint and several obligations or under performance guarantees that may be issued in relation thereto, each partner is generally liable to the customer for a default by the other partner. These projects normally provide counter indemnities among the partners. These obligations and guarantees typically extend until final product acceptance by the customer. The Corporation's maximum exposure to projects for which the exposure of the Corporation is capped, amounts to approximately $1.4 billion. For projects where the exposure of the Corporation is not capped, such exposure has been determined in relation to the Corporation's partners' share of the total contract value. Under this methodology, the Corporation's exposure would amount to approximately $2.6 billion. Such joint and several obligations and guarantees have been rarely called upon in the past and no significant liability has been recognized in the financial statements in connection with these obligations and guarantees.

In the normal course of its business, the Corporation has entered into agreements that include indemnities in favour of third parties, mostly tax indemnities. These agreements generally do not contain specified limits on the Corporation's liability and, therefore, it is not possible to estimate the Corporation's maximum liability under these indemnities.

Litigations

The Corporation is a defendant in certain legal cases currently pending before various courts in relation to product liability and contract disputes with customers and other third parties. The Corporation intends to vigorously defend its position in these matters. Management believes the Corporation has set up adequate provisions to cover potential losses and amounts not recoverable under insurance coverage, if any, in relation to these legal actions.

15. SEGMENT DISCLOSURE

The Corporation operates in the three reportable segments described below. Prior to the Corporation's decision to sell the recreational products segment and classify its activities as discontinued operations, the Corporation operated in four reportable segments. Each reportable segment offers different products and services, requires different technology and marketing strategies and is headed by a president and chief operating officer.

The aerospace segment is engaged in the design, development, manufacture and sale of business and regional aircraft for individuals, corporations and commercial airline customers. It is also engaged in the manufacture of major airframe components for aircraft designed and built by other American and European aircraft manufacturers. In addition, it provides commercial and military aviation services, including maintenance and spare parts services and customer training. Furthermore, it offers the Bombardier Flexjet fractional ownership program.

The transportation segment is the world leader in the rail equipment manufacturing and servicing industry. It designs, develops, manufactures and sells passenger railcars and complete rail transportation systems. It also manufactures locomotives, freight cars, airport people movers, propulsion and controls systems and provides rail control solutions.

The capital segment (BC) includes financial services and real estate activities. Financial services offered include secured financing and leasing solutions to manufacturers, retailers and other commercial businesses, primarily in North American markets. BC also services the wind-down portfolios described in note 4. The real estate activities of this segment consist of selling land to real estate developers and renting office buildings to Bombardier.

The accounting policies of the segments are the same as those described in the Corporation's annual report for the year ended January 31, 2003, except for the changes in accounting policies described in note 2. Management evaluates the performance of each segment based on its income or loss before income taxes.

Net corporate interest costs are allocated to the manufacturing segments and discontinued operations based on their average net assets, and are computed as follows: one half of the Canadian prime rate is charged on gross utilized assets reduced by interest on customer advances calculated at the Canadian prime rate. The balance of unallocated actual interest costs, if any, is allocated to each manufacturing segment and discontinued operations based on their net assets. The Corporation does not allocate corporate interest charges to the BC segment. Net assets exclude cash and cash equivalents, investment in BC and advances to Bombardier and deferred income taxes, and are net of accounts payable and accrued liabilities, advances and progress billings in excess of related costs and accrued benefit liability and other. Most corporate office charges are allocated to each segment as well as discontinued operations based on each segment's revenues.

The tables containing detailed segmented data are shown hereafter.

16. SUBSEQUENT EVENT

On December 2, 2003, the Corporation signed a sale and purchase agreement with respect to the sale of its recreational products segment. On August 27, 2003, the Corporation announced that it had reached an agreement in principle to sell its recreational products business for an aggregate purchase price of $1,225.0 million, subject to certain price adjustments, for a net purchase price of $1,075.0 million. As a result of further negotiations between the Corporation and the purchaser, the net purchase price has been reduced by an amount of $115.0 million, primarily due to the continued appreciation of the Canadian dollar relative to the U.S. dollar, which adversely affects the value of the recreational products business. Consequently, the revised net purchase price stipulated in the agreement is $960.0 million, of which $910.0 million will be paid in cash, and $50.0 million will be paid by the issuance of preferred shares of the purchaser's parent company. As customary for such transactions, cash proceeds will be impacted at closing by adjustments for variations in working capital, pension plan funding and other off-balance sheet items. These are currently estimated to be in the range of $160.0 million in favor of the purchaser. The transaction is expected to close during the current fiscal year and is subject to the completion of the purchaser's committed financing, obtaining the consent of governmental authorities and fulfilment of other customary conditions.

* Trademark(s) of Bombardier Inc. or its subsidiaries.

SEGMENT DISCLOSURE

(unaudited)

For the three months ended October 31

(millions of Canadian dollars)

Industry segments	Bombardier Inc. consolidated		Aerospace		Transportation		BC	
	2003	2002 (restated) (note 1)	**2003**	2002 (restated) (note 1)	**2003**	2002	**2003**	2002
External revenues	**$ 4,737.9**	$ 4,923.5	**$ 2,338.8**	$ 2,499.0	**$ 2,299.0**	$ 2,288.4	**$ 100.1**	$ 136.1
Intersegment revenues	**-**	-	**-**	-	**4.9**	5.8	**41.8**	98.5
Segmented revenues	**4,737.9**	4,923.5	**2,338.8**	2,499.0	**2,303.9**	2,294.2	**141.9**	234.6
Cost of sales and operating expenses	**4,356.7**	4,504.0	**2,089.4**	2,257.8	**2,194.2**	2,170.3	**119.8**	180.2
Depreciation and amortization	**184.3**	205.6	**130.9**	122.5	**36.8**	41.8	**16.6**	41.3
Interest expense (income) and other income	**31.7**	19.5	**44.0**	68.9	**(4.8)**	(24.6)	**(7.5)**	(24.8)
Special item	**(97.5)**	-	**(97.5)**	-	**-**	-	**-**	-
	4,475.2	4,729.1	**2,166.8**	2,449.2	**2,226.2**	2,187.5	**128.9**	196.7
Income from continuing operations before income taxes	**$ 262.7**	$ 194.4	**$ 172.0**	$ 49.8	**$ 77.7**	$ 106.7	**$ 13.0**	$ 37.9
Additions to property, plant and equipment	**$ 100.1**	$ 151.5	**$ 78.7**	$ 117.3	**$ 20.1**	$ 30.9	**$ 1.3**	$ 3.3

SEGMENT DISCLOSURE

(unaudited, except for January 31, 2003 figures)
For the nine months ended October 31
(millions of Canadian dollars)

Industry segments	Bombardier Inc. consolidated		Aerospace		Transportation		BC	
	2003	2002 (restated) (note 1)	**2003**	2002 (restated) (note 1)	**2003**	2002	**2003**	2002
External revenues	$ **14,943.6**	$ 15,253.6	$ **7,562.7**	$ 7,902.1	$ **7,037.1**	$ 6,990.7	$ **343.8**	$ 360.8
Intersegment revenues	**-**	-	**-**	-	**15.6**	16.6	**188.0**	288.1
Segmented revenues	**14,943.6**	15,253.6	**7,562.7**	7,902.1	**7,052.7**	7,007.3	**531.8**	648.9
Cost of sales and operating expenses	**13,768.0**	13,872.3	**6,933.5**	7,008.1	**6,638.1**	6,633.8	**400.0**	535.1
Depreciation and amortization	**593.7**	620.0	**330.9**	359.9	**156.5**	143.2	**106.3**	116.9
Interest expense (income) and other income	**91.2**	21.3	**154.1**	189.6	**(32.3)**	(75.5)	**(30.6)**	(92.8)
Special items	**(45.1)**	211.4	**(45.1)**	211.4	**-**	-	**-**	-
	14,407.8	14,725.0	**7,373.4**	7,769.0	**6,762.3**	6,701.5	**475.7**	559.2
Income from continuing operations before income taxes	$ **535.8**	$ 528.6	$ **189.3**	$ 133.1	$ **290.4**	$ 305.8	$ **56.1**	$ 89.7
Additions to property, plant and equipment	$ **341.9**	$ 448.2	$ **204.0**	$ 349.9	$ **134.7**	$ 88.3	$ **3.2**	$ 10.0

As at	**October 31, 2003**	January 31, 2003	**October 31, 2003**	January 31, 2003	**October 31, 2003**	January 31, 2003	**October 31, 2003**	January 31, 2003
Net segmented assets	$ **6,422.4**	$ 4,670.5	$ **3,665.3**	$ 3,250.8	$ **1,549.3**	$ 133.0	$ **1,207.8**	$ 1,286.7
Accounts payable and accrued liabilities	**7,117.4**	8,490.7						
Advances and progress billings in excess of related costs	**3,133.4**	3,816.0						
Accrued benefit liability and other	**1,172.8**	1,185.6						
Deferred income taxes	**560.5**	626.5						
Cash and cash equivalents	**348.6**	713.1						
Assets held for sale	**1,174.4**	1,260.1						
Total assets – Bombardier	**19,929.5**	20,762.5						
Investment in BC	**(1,207.8)**	(1,286.7)						
Advances from BC	**(646.1)**	(69.1)						
Total assets – BC	**7,397.4**	9,602.7						
Total assets – Bombardier Inc. consolidated	$ **25,473.0**	$ 29,009.4						